UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number: 001-34936

Noah Holdings Limited

1226 South Shenbin Road

Shanghai 201107

People’s Republic of China

+86 (21) 8035-8292

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Press Release
Exhibit 99.2	Announcement—Poll Results of the Annual General Meeting Held on June 12, 2023 and Payment of Final Dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
Name: Qing Pan
Title: Chief Financial Officer
Date: June 12, 2023